Filed by Vivint Solar, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Vivint Solar, Inc.

(Commission File No. 001-36642)

VSLR + SUNE Merger

Employee Frequently Asked Questions

About SunEdison and TerraForm Power

Who is SunEdison?

SunEdison is a renewable energy development company that manages many large-scale commercial, industrial, and utility wind and solar projects all across the world. For more information on SunEdison, please see the “About Us” section of SunEdison’s website.

Who is TerraForm Power?

TerraForm Power is a public company that is majority owned by SunEdison. TerraForm Power is what is known as a yieldco. In other words, it owns operating assets and distributes the majority of its cash to shareholders in the form of dividends. Residential systems that have reached the permission to operate stage will be sold by SunEdison to TerraForm Power. This provides a source of capital to SunEdison to develop additional systems.

SunEdison used to be a division of Monsanto. What is their current association with Monsanto and how will this relationship impact Vivint Solar?

The company now known as SunEdison originally began as the silicon-wafer manufacturing division of Monsanto in 1959 and was known as Monsanto Electronic Materials Company (MEMC). MEMC was sold by Monsanto in 1989 and has not been associated with them since. Beginning in 2006, MEMC entered the burgeoning solar wafer market. In 2009, MEMC acquired SunEdison as part of its continued expansion into the renewable energy space. In 2013, the company officially changed its name to SunEdison better reflecting its focus on renewable energy. The SunEdison brand is well respected and is not generally associated with Monsanto. We do not believe that the past ties to Monsanto will have any effect on Vivint Solar.

Why does SunEdison want to buy Vivint Solar?

Residential solar is an important part of SunEdison’s long-term vision for renewables throughout the world. By acquiring Vivint Solar, SunEdison plans to accelerate its growth in this key market. SunEdison values the business we have built, the culture that has driven its success, and the people who have made it happen.

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Does Vivint Solar need SunEdison?

We could continue to grow as a standalone business, but we believe we can get there faster with SunEdison’s help. We believe that joining SunEdison gives us the opportunity to take advantage of its strong global platform to reach new markets, accelerate growth, and gain greater access to capital. SunEdison has been growing at an incredible rate and has built a strong brand in the market, with an especially excellent reputation for execution.

Important Legal Information

How confidential is information about the merger?

Although news of this merger agreement and certain details of the merger have already been announced publicly, any and all information shared internally regarding the merger and our future plans, including any information shared as part of integration planning, should be regarded as STRICTLY CONFIDENTIAL AND SHOULD NOT BE DISCLOSED TO ANY THIRD PARTIES.

Are we officially part of SunEdison now?

No. The parties have entered into a merger agreement, but completion of the transaction is subject to approval of our stockholders, registration under the Securities Act of 1933 and approval for listing on the New York Stock Exchange of the SunEdison common stock and convertible notes to be received by our stockholders in the merger, and the satisfaction of other customary closing conditions. The parties expect the merger to be completed in the fourth quarter and until the merger is completed, neither party should represent to any third parties that we are a combined entity.

This period between the signing of the merger agreement and the closing of the merger is referred to as the “pre-closing period.”

What do we need to know about this pre-closing period?

Antitrust laws strictly regulate conduct between parties prior to the closing of a merger and can impose personal and company liability.

To keep yourself and the company out of danger, remember this simple principle: Vivint Solar and SunEdison are and must remain independent companies until closing – until the merger is completed. In other words, both companies must conduct “business as usual.”

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If you work in a role where you may interact with SunEdison, ask your representative on the executive management team of the company or an attorney in our Legal Department for a more specific list of do’s and don’ts.

What do I say when people outside of our company ask about this merger?

We have a communication plan in place to inform media, analysts, stockholders, customers, suppliers, and partners during the pre-closing period. Please remember that only authorized spokespersons for SunEdison and Vivint Solar are permitted to communicate any details of the merger or any future plans of the company.

If you are contacted by an outside party, whether it be an analyst, stockholder, investor, vendor, supplier, or other business contact, with questions about the merger, please simply tell them the following:

“This is exciting news, but until the deal closes we have nothing more to add than what has already been communicated in our press releases and public filings. For now, it is very much business as usual. Feel free to refer to our website for additional information as it becomes available.”

When customers ask about this news, this is what you should tell them:

“We are excited about this announcement! It is great news for our company and our customers alike. Until the deal closes, however, we can only communicate what has been shared in our press releases and public filings. Regardless, please let me assure you that we will continue to be committed to high quality service and support of our customers. Feel free to refer to our website for additional information as it becomes available.”

How should we speak to customers about this announcement?

This is great news for customers. We need to stick to the script provided in the question above: “What do I say when people outside of our company ask about this merger?” You should not use the announcement of this merger as a way to solicit customers. Remember, it is very important for legal reasons that our companies remain entirely independent until after the merger. That is especially true for customers.

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If we have friends who work for SunEdison or TerraForm Power, can we communicate with them openly or is there a legal restriction on what information can be discussed?

Please do not discuss any information other than information that the parties have shared publicly in press releases or public filings with the U.S. Securities and Exchange Commission – it may put you at risk of sharing confidential and privileged information, and may also put you at risk of violating our Insider Code of Business Conduct and Insider Trading Policy. Remember, our companies must remain independent until the merger is finalized. For regulatory purposes, it is especially important to note that Vivint Solar employees are not permitted to share information that they would not otherwise share with our competitors, including specific agreement terms that Vivint Solar has agreed to or is offering to customers (especially terms related to pricing, and upcoming sales pipeline/opportunities). If you are involved in the integration planning discussions, your representative on the executive management team will provide you with instructions on what can and cannot be discussed.

Buying and Selling Stock

Does knowing about this merger affect my ability to buy and sell stock in either company during this pre-closing period?

Yes, it does. We strongly encourage you to review the Insider Trading Policy before engaging in any transaction in the company’s securities. You may request a copy of the policy from our Human Resources department. Failure to comply with the policy may result in disciplinary action by the company, up to and including termination for cause, regardless of whether failure to comply with the policy results in a violation of law. Also, violations of U.S. insider trading laws can result in significant civil and criminal liability. As we have said before, the ultimate responsibility for complying with the Insider Trading Policy and applicable laws and regulations regarding trading in Vivint Solar securities is a personal one.

In addition, please be aware of the fact that the Insider Trading Policy prohibits the unauthorized disclosure or other misuse of any nonpublic information of other companies and insider trading and tipping based on material non-public information of other companies, including companies such as SunEdison, TerraForm Power or SunEdison’s other public yieldco, TerraForm Global.

As to SunEdison, TerraForm Power or TerraForm Global, you may not be aware of any nonpublic information concerning SunEdison, TerraForm Power or TerraForm Global, but remember we have just recently announced that we have entered into a definitive merger agreement with SunEdison,

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and we will be in integration discussions with both SunEdison and TerraForm Power throughout the pre-closing period. Trading in their stock during the pre-closing period could raise eyebrows and possibly even result in investigation and prosecution. Even if you may not be aware of any nonpublic information about SunEdison, TerraForm Power or TerraForm Global, let alone material nonpublic information about any of the parties, we still strongly recommend that you consult with your legal counsel before trading in their stock.

Also, by way of reminder to those persons who have been informed that they must pre-clear all of their transactions in Vivint Solar securities – You are required to pre-clear all proposed transactions with Shawn Lindquist in advance.

If you were involved in or privy to the SunEdison merger discussions, or you have been involved in any of the merger integration discussions, you need to speak with Shawn Lindquist before any proposed trading in Vivint Solar, SunEdison, TerraForm Power or TerraForm Global securities, regardless of whether or not you are normally required to pre-clear your stock transactions.

How does the merger affect the blackout period?

Our regular quarterly trading blackout periods will not change as a result of this merger, but it is possible that additional broad-based blackout periods will be imposed. If this happens, you will be informed.

During a trading blackout period, all directors (Board members), officers and all other employees (including all direct sellers) and service providers must refrain from conducting ANY transactions involving Vivint Solar, Inc. securities (e.g., buying or selling VSLR common stock) during the blackout period, except as otherwise provided in the Insider Trading Policy.

In accordance with the Vivint Solar Insider Trading Policy, quarterly blackout periods begin on the 15th calendar day of the last month of each fiscal quarter and end at the start of the second full trading day following the date of public disclosure of the financial results for that fiscal quarter.

The next scheduled quarterly blackout period will begin on September 15, 2015.

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Integration Timeline and Process

What will the integration timeline and process look like once the merger is completed?

A small integration team, which includes representatives from Vivint Solar and SunEdison, is currently evaluating how best to bring our companies and teams together following the merger. This team will create a detailed integration plan and timeline that will be communicated at the appropriate time.

When will the merger be complete?

The transaction is expected to close in the fourth quarter of 2015.

Effect on Compensation, Benefits, and Equity Awards

What happens to Vivint Solar common stock in the merger?

At the closing of the merger, each share of Vivint Solar common stock issued and outstanding immediately prior to the closing will be converted into the right to receive the merger consideration in cash, SunEdison shares and a convertible note of SunEdison as described in the definitive merger agreement.

What happens to the outstanding Stock Options, RSUs and LTIP Awards?

The plan documents and award agreements for all of our equity awards and the LTIP Awards, describe the rights that the holders of the awards have in a merger transaction like this. All options and all RSUs vest in accordance with their terms, subject to the treatment provided in the merger agreement and/or any written agreement the award holder may enter into with Vivint Solar and/or SunEdison prior to the closing of the merger. Generally, some will become fully vested and others will not under the terms of the award agreements and equity plans – for example, all stock options granted pursuant to the company’s 2013 Omnibus Incentive Plan become fully vested as of the closing date of the merger; however, all unvested stock option and RSU awards under the company’s 2014 Equity Incentive Plan will be assumed and continue to vest according to their respective vesting schedules as set forth in award agreements as described below. Each LTIP Award will become fully vested. It is anticipated that under the merger agreement holders of equity awards will not have their rights under their equity awards decreased without their consent.

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Below is a brief summary of the treatment of the equity awards and the LTIP Awards as provided in the merger agreement. Additional information will be provided as we get closer to the closing of the merger.

Vested Options and RSUs. Each vested option (including options that accelerate vesting upon closing of the merger) will be converted into the right to receive an amount in cash equal to the cash value of the option (based on the merger consideration, net of exercise price), and each vested RSU (including RSUs that accelerate vesting upon closing of the merger) will be converted into a right to receive the merger consideration.

Unvested Options and RSUs. All unvested options and RSUs will be assumed by SunEdison and the terms of the assumed awards will be substantially similar to the terms of the existing awards, except for adjustments to number of shares and exercise price (necessary to reflect the relative values of the companies). Based on an exchange ratio, (i) all assumed unvested options will be converted into unvested options to purchase SunEdison common stock, and (ii) all assumed unvested RSUs will be converted into unvested RSUs that are settled in SunEdison common stock.

LTIP Awards. Each LTIP Award will be converted into the right to receive a payment calculated in accordance with the applicable LTIP Plan. A participant’s share of the relevant LTIP pool will be determined as of closing and then become payable according to the following schedule: one-third of the payment amount is payable within 30 days after the closing date of the merger; one-third will be paid on the date that is approximately within 9 months after the closing, and the final one-third will be paid on the date that is approximately 18 months after the closing. The initial payment is subject to the participant’s continued employment through the closing of the merger, and the last two payments are subject to the participant’s continued employment through the respective payment date. All payout amount determinations and distributions, including distributions following certain terminations of employment, will be made according to the terms and subject to the conditions of the respective LTIP plan documents and award agreements. It is anticipated that payments with respect to LTIP pools will be settled in common stock of SunEdison based on the calculation methodology set forth in the LTIP Awards, but payments may be settled in cash in SunEdison’s discretion.

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Will my pay or benefits change in any way?

There is no intent to change base pay, however we don’t have enough information to answer all questions about pay changes at this time.

As for benefits, we are currently working with SunEdison to finalize and coordinate the integration of our benefit plans. We are not yet sure when the transition to SunEdison benefit plans will occur, but we believe our employees will be offered the same or substantially similar benefits that SunEdison offers to its employees, including a 401(k) plan with a company match, a tuition reimbursement program, a “Women in Leadership Program”, etc. We will communicate the specific details, changes and timing as soon as we are able.

Will PTO roll over or will employees need to use these hours before the end of the year?

We are still finalizing these details and will let you know when we have more information.

How will the merger affect my bonus plan?

All bonus plans will remain the same for 2015. We are still working on those details for 2016 and will let you know as soon as they are finalized.

Will the employees that receive meal tickets continue to receive them?

Yes. There are currently no plans to modify meal ticket allocation.

Will we lose our access to the Blackstone marketplace?

Yes. After the closing of the merger, we will no longer be able to utilize the Blackstone Marketplace.

Will the sales commission plan change?

There are currently no plans to change the sales commission plan. If that changes, we will let you know.

Will this create new career opportunities for employees?

Following the completion of the merger, SunEdison will have expanded to an organization of over 7,500 employees all over the world. SunEdison’s size and global footprint will likely provide additional opportunities for employees interested in getting exposure to new markets and products.

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Day-to-Day Operations

Will I still have a job after the merger?

This merger is about adding capability, expertise, and pipeline to our combined business. Both companies are growing rapidly, and we expect there to be many new and different types of opportunities for future career growth. However, we cannot categorically say there will be no changes to positions. Some positions may change to meet the needs of our changing organization. For example, some roles will be expanded; others will become more focused. In general, we expect these changes to affect a small number of employees. Job changes will likely not be communicated until at or near the time of closing.

Will any offices be closed as a result of this?

It is too early to say for sure, but we don’t anticipate any office closures as a result of the merger.

How will the merger affect our day-to-day work?

We all need to continue to do the great work that has made this company successful. It is critical that we all remain focused on hitting our quarterly and annual goals.

Also, until the merger is finalized, Vivint Solar and SunEdison are legally required to operate as two entirely independent entities – “business as usual.”

Do we still need to focus on our 2015 company goals?

Absolutely! We are still expected to hit our annual operating plan. Our goals are based on the fundamental metrics of running our business and align with the information we provided to the markets. They are very unlikely to change, and until the merger closes, it is “business as usual.” The path we are on—the goals we have set—are part of the value we bring to SunEdison.

If you needed more reason than that, remember that annual performance reviews and bonuses are based on performance to these goals.

Who is going to be in charge and what other management changes can we expect?

What we do know is that upon completion of the merger, Greg Butterfield will continue to lead our business organization within the greater SunEdison organization. Greg will report directly to Ahmad Chatila, CEO of SunEdison.

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Vikas Desai, Senior VP & Global GM of Residential and Small Commercial Solar with SunEdison, will report to Greg as a member of his executive team.

How will this merger affect our business model?

Our business model is an important part of what makes us valuable to SunEdison. We have created a platform unlike any other in the industry. We will continue to do what we do well while also taking advantage of new opportunities made possible by this partnership.

How will this affect our relationship with Vivint, Inc. and Blackstone?

Once the merger is finalized, SunEdison will own Vivint Solar. At that point, we will not be under common controlling ownership with Vivint, Inc. That said, we anticipate a continued relationship with our colleagues at Vivint, Inc. in various supportive and transitional roles after the merger.

How does this affect our timeline to separate from Vivint and their systems?

The merger will accelerate the timing of our planned separation from Vivint’s systems and provide us with opportunities to scale our systems for use in global applications.

What will happen to the Vivint Solar name and brand?

We are still finalizing these details and will let you know when we have more information.

Will this change affect our plans to build a new headquarters in Lehi, UT?

No. Our new headquarters will continue to be built as planned.

New Products, Markets, and Technologies

Will this merger open up markets that were difficult for us to open before? What specific markets does this allow us to open?

We believe this merger will help us enter into several additional markets, but we are still in the planning phase. We will announce more information as it becomes available.

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What new products, offerings, or technologies do we anticipate may come of this merger?

We believe that joining forces with SunEdison will open many avenues for new products and technologies. For example, we currently offer power purchase agreements, lease agreements, and cash purchase agreements. SunEdison offers these, as well as loan products. We expect we will be able to leverage many of these to expand purchasing options for our customers. Many of these possibilities are being discussed as part of integration planning and we will share more information when it becomes available.

Will there be changes made to our current or future customer agreements?

We are still finalizing these details and will let you know when we have more information.

Will the merger affect our credit underwriting requirements?

We are still finalizing these details and will let you know when we have more information.

Do we plan to integrate with Evolve as well?

Evolve Solar is the largest SunEdison residential reseller. As of July, 2015, Evolve Solar and SunEdison have entered into an agreement whereby upon satisfaction of certain conditions set forth in the definitive agreement, among others, individuals at Evolve Solar will be joining SunEdison. Upon completion of this transaction, individuals at Evolve Solar will become part of the Residential and Small Commercial division within SunEdison. Greg Butterfield will be running this division after the merger closes and therefore, we expect that the individuals at Evolve that will join SunEdison will be part of his responsibility as well.

What does this merger mean for our new Commercial group?

Both SunEdison and Vivint Solar have commercial operations. Once the merger is completed, we expect that these teams will join forces to become one of the leading players in the industry. In the meantime, we continue to pursue commercial customer relationships.

Recruiting

How will this impact our current hiring plans?

We do have restrictions on certain aspects of our business during the pre-closing period, including with respect to both hiring and compensation decisions. Hiring in some groups, like general corporate and administrative functions, will be affected.

Can we recruit from SunEdison’s sales force?

We are still finalizing these details and will let you know when we have more information. However, we can tell you that no recruiting should be done as a result of, or on the basis of, the

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merger. Also, as noted above, the same standard applies for discussing the merger with employees of SunEdison or TerraForm Power as applies to discussing the merger with other members of the general public, and it is especially important to note that Vivint Solar employees are not permitted to share information that they would not otherwise share with our competitors.

Industry

What effect will this have on the solar industry?

There are many different viewpoints on this, however, many believe this is a positive data point for the industry, validating the industry’s growth potential as well as its growing maturity.

Will this merger affect our lobbying efforts to extend the federal Investment Tax Credit (ITC)?

Extending the ITC remains a top priority for both Vivint Solar and SunEdison. Vivint Solar and SunEdison have each actively and independently lobbied the Senate Finance Committee and will continue to do so until the merger is completed.

Additional Information

Who should I contact if I have any additional questions?

Talk to your manager or submit your questions to GetThereFaster@vivintsolar.com.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, including with respect to the timing of the completion of the merger, future growth and financial performance and the ability of SunEdison to finance aspects of the merger, and typically can be identified by the use of words such as “expect,” “estimate,” “anticipate,” “forecast,” “intend,” “project,” “target,” “plan,” “believe,” “will” and similar terms and expressions. Forward-looking statements are based on current expectations and assumptions. Although Vivint Solar believes that its expectations and assumptions are reasonable, it can give no assurance that these expectations and assumptions will prove to have been correct or that it will receive any of the anticipated benefits of the closing of the merger, and actual results may vary materially. For example, (1) if the merger is not consummated, Vivint Solar will not receive any of the anticipated benefits of the merger; (2) Vivint Solar may be unable to obtain the stockholder approval required for the merger; (3) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (4) conditions to the closing of the merger may not be satisfied; (5) an unsolicited offer of another company to acquire assets or capital stock of Vivint Solar could interfere with the merger; (6) SunEdison may be unable to obtain the financing for which it has received commitments or to complete the sale of assets contemplated by the TERP Purchase Agreement; (7) problems may arise in integration, which may result in less effective or efficient operations; (8) problems may arise with respect to the anticipated separation of Vivint Solar from Vivint, Inc., and with respect to our future plans for branding; (9) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (10) the credit ratings of the combined company or its

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subsidiaries may be different from what SunEdison, TerraForm Power expect; (11) the businesses of the companies may suffer as a result of uncertainty surrounding the merger and the related transactions; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; (13) our current expectations with respect to the effect of the merger on management and employees, including recruiting, positions, office closures, bonus plans and perks, may change in a way that could adversely affect our business, management, and employees; (14) Vivint Solar may not be able to successfully enter into new markets or provide new products as anticipated; (15) construction of our new headquarters in Lehi, UT, may be subject to unanticipated costs, delays or liabilities that could adversely affect Vivint Solar; and (16) the companies may be adversely affected by other economic, business, and/or competitive factors, including industry-specific factors, and for this or any other reason, may be unable to achieve any of their 2015 company goals. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Vivint Solar, SunEdison and Terraform Power described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to Vivint Solar, SunEdison and TerraForm Power on the date hereof, and none of Vivint Solar, SunEdison or TerraForm Power assumes any obligation to update or revise any such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in those statements will be achieved or will occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements. Except as required by law, Vivint Solar does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. You should read the documents Vivint Solar has filed with the SEC for more complete information about the company. These documents are available on both the EDGAR section of the SEC’s website at www.sec.gov and the Investor Relations section of the company’s website at www.vivintsolar.com.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed merger transaction between SunEdison and Vivint Solar will be submitted to the stockholders of Vivint Solar for their consideration. SunEdison intends to file with the SEC a registration statement on Form S-4 that will include a prospectus of SunEdison and a proxy statement of Vivint Solar, and Vivint Solar intends to file with the SEC a definitive proxy statement on Schedule 14A. SunEdison and Vivint Solar also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VIVINT SOLAR ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUNEDISON, VIVINT SOLAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by SunEdison (when they become available) may be obtained free of charge on SunEdison’s website at www.sunedison.com or by directing a written request to SunEdison, Inc., Investor Relations, 13736 Riverport Drive, Ste. 1800, Maryland Heights, MO 63043. Copies of documents filed with the SEC by Vivint Solar (when they become available) may be obtained free of charge on Vivint Solar’s website at www.vivintsolar.com or by directing a written request to Vivint Solar, Inc., care of Vivint Solar Investor Relations, 3301 N Thanksgiving Way, Ste. 500, Lehi, UT, 84043. Investors and security holders may also read and copy any reports, statements and other information filed by SunEdison or Vivint Solar, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

SunEdison, Vivint Solar, and certain of their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SunEdison’s directors and executive officers is available in its proxy statement filed with the SEC by the Company on April 17, 2015 in connection with its 2015 annual meeting of stockholders, and information regarding Vivint Solar’s directors and executive officers is available in its proxy statement filed with the SEC by Vivint Solar on April 20, 2015 in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials to be filed with the SEC when they become available.

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